11018542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE
8- 66384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESTON INTERNATIONAL CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Fifth Avenue-Apt 42DE
(No. and Street)

New York NY 10155
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Liegey **212-888-4560**
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas E. Flanagan, CPA
(Name if individual, state last, first, middle name)

1940 Deer Park Avenue-Suite 174 Deer Park NY 11729
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ________________________JOHN R. LIEGEY________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___WESTON INTERNATIONAL CAPITAL MARKETS LLC____, as of __DECEMBER 31, 2010_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John R. Liegey, Chairman and CEO

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Balance Sheet.
X (c) Statement of Operations
X(d) Statement of Cash Flows
X(e) Statement of Changes in Member's Equity.
X(f) Notes to Financial Statements.
X(g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X(l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTON INTERNATIONAL CAPITAL MARKETS LLC

Financial Statements and Supplementary Schedule

Pursuant to Rule 17a-5 of the Securities and Exchange Commission
As of December 31, 2010 and for the year then ended

WESTON INTERNATIONAL CAPITAL MARKETS LLC
Financial Statements
As of December 31, 2010 and for the year then ended

TABLE OF CONTENTS

THOMAS E. FLANAGAN, C.P.A.

1940 DEER PARK AVENUE
SUITE #174
DEER PARK, NEW YORK 11729
Tel (516)353-2257
Fax (631)392-1254
E-Mail: teflanagan@yahoo.com

To the Members of
Weston International Capital Markets LLC
641 Fifth Avenue
Apt: 42DE
New York, N.Y. 10155

Gentlemen:

I have audited the accompanying statement of financial condition of Weston International Capital Markets LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management,
As well as evaluating the overall statement of financial condition presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weston International Capital Markets LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Thomas E Flanagan CPA

Thomas E. Flanagan CPA

Deer Park, New York
February 25, 2011

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2010

ASSETS:	
Cash	$63,763
Due from affiliates	116,478
Total assets	$180,241
LIABILITIES AND MEMBER'S EQUITY:	
Liabilities:	
Due to Affilliates	$46,000
Total liabilities	46,000
Equity:	
Retained earnings	134,241
Member's equity	134,241
Total liabilities and member's equity	$180,241

The accompanying notes are an integral part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF INCOME

for the year ended December 31, 2010

REVENUE:	
Advisory fees	$317,500
Total revenue	317,500
EXPENSES:	
Compensation and Benefits	40,000
Travel and entertainment	53,123
Professional fees	13,552
Rent	131,212
Utilities	16,401
Regulatory fees	5,964
Communications	1,348
Marketing	16,402
Total expenses	278,002
Net income	39,498

The accompanying notes are an integral
part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN CAPITAL

for the year ended December 31, 2010

Balance-beginning of year	$86,743
Member contribution	8,000
Member - distributions	0
Net profit	39,498
Balance-end of year	$134,241

The accompanying notes are an integral
part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

N O N E

The accompanying notes are an integral
part of these financial statements.

WESTON INTERNATIONAL CAPITAL MARKETS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$39,496
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in:		
Due from affiliates	(46,298)	
Increase in:		
Accounts payable	36,000	
Total adjustments		(10,298)
Net cash provided by operating activities		29,198
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equity withdrawals	8,002	
Net cash used in financing activities		8,002
Net increase in cash		37,200
Cash, beginning of year		26,563
Cash, end of year		$63,763

The accompanying notes are an integral part of these financial statements.

Note 1- Nature of Business

Weston International Capital Markets LLC a New York limited liability company (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA")

The Company deals principally in Latin America government and corporate fixed income securities on behalf of U. S. institutional clients. These orders are transacted on an agency and riskless principal basis with various Latin American, U. S. and European broker/dealers and banks. In addition, The Company may periodically provide consulting services in connection with the restructuring of the aforementioned debt securities and receives advisory fees.

The Company operates under the provisions Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly is exempt from the remaining provisions of that rule. At December 31, 2010, the Company did not have any customers and was not acting as an introducing broker. The Company is not required to have any arrangement with a clearing broker.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

The Company recognizes revenue from advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company, since Company is a Single Member Limited Liability Company.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at time, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses.

f) **Subsequent Events**

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 25, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party Transactions

The Company has an expense sharing agreement with an affiliate, Weston International Corporate Finance LLC (the Affiliate) whose 100% member is the 100% member of the Company. The agreement is effective July 1, 2010 through June 30, 2011.

All of the revenues of the Company were payments from the Affiliate for advisory services.

Note 4- Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $ 17,763 which was $ 12,763 in excess of its required net capital of $5,000. The Company's net capital ratio was 258.97%.

SUPPLEMENTARY INFORMATION

WESTON INTERNATIONAL CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGES COMMISSION

as of December 31, 2010

3. Total ownership equity qualified for net capital	$134,241
6A. Total nonallowable assets	116,478
10. Net capital	$17,763

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

11. Minimum net capital required (6-2/3% of aggregate indebtedness)	$3,000
12. Minimum dollar net capital requirement of reporting broker or dealer	$5,000
13. Net capital requirement (greater of line 11 or 12)	$5,000
14. Excess net capital	$12,763

COMPUTATION OF AGGREGATE INDEBTEDNESS:

19. Total aggregate indebtedness	$46,000
20. Ratio of aggregate indebtedness to net capital	258.97

RECONCILIATION with COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5
as of December 31, 2010):

Net capital, as reported in Company' s Part IIA (Unaudited) FOCUS report	$17,763
Net audit adjustments, principally additional accrued expenses	0
Net capital per above	$17,763

WESTON INTERNATIONAL CAPITAL MARKETS LLC

OTHER INFORMATION

for the year ended December 31, 2010

1. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The Company operates under the exemption provision of paragraph (k)(2)(i) of SEC Rule 15c3-1.

2. Information relating to possession or control requirements under Rule 15c3-1 of the Securies and Exchange

The Company is subject to the exemptive requirements of SEC rule 15c3-1 and did not maintain possession or

THOMAS E. FLANAGAN, C.P.A.

1940 DEER PARK AVENUE
SUITE #174
DEER PARK, NEW YORK 11729
Tel (516)353-2257
Fax (631)392-1254
E-Mail: teflanagan@yahoo.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the members of
Weston International Capital Markets LLC

In planning and performing our audit of the financial statements of Weston International Capital Markets LLC (the "Company"), for the year ended December 31, 2010, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by one individual. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas E. Flanagan CPA

THOMAS E. FLANAGAN CPA

Deer Park, NY
February 25, 2011